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                        Report of Independent Accountants
Mr. Art Ringwald
Group Executive Vice President
BA Mortgage, a Division of Bank of America, FSB

          We have examined management's assertion, included in the accompanying report titled REPORT OF MANAGEMENT, that Bank of America, FSB (the Company) complied with the minimum sen, icing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (USAP) during the year ended December 31, 1997. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Company's compliance based on our examination.

          Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

          In our opinion, management's assertion, that the Company complied with the aforementioned requirements during the year ended December 31, 1997, is fairly stated, in all material respects.



                                                           /s/ Ernst & Young LLP
March 17, 1998

Ernst & Young LLP is a member of Ernst & Young International, Ltd.